SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at April 20, 2004

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: April 20, 2004

* Print the name and title of the signing officer under his signature

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Anooraq Resources Corporation
1020-800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.anooraqresources.com

ANOORAQ - PELAWAN GA-PHASHA PGM PROJECT AGREEMENT UPDATE

April 20, 2004, Vancouver, BC. Ronald W. Thiessen, President and CEO of Anooraq Resources Corporation (TSX Venture-ARQ; AMEX - ANO) is pleased to provide an update on the progress of the transaction with Pelawan Investments (Proprietary) Limited ("Pelawan"), whereby Anooraq will acquire Pelawan's 50% participation interest in the Ga-Phasha Platinum Group Metals ("PGM") Project (the "Ga-Phasha Project"). The Ga-Phasha Project is an advanced-stage PGM prospect located on the Eastern Limb of the Bushveld Complex in South Africa, adjacent to Anglo American Platinum Corporation Limited's ("Anglo Platinum") Twickenham Project. Anglo Platinum and Pelawan are negotiating to conclude a development and operating joint venture for the Ga-Phasha Project, pursuant to an existing agreement-in-principle ("the Joint Venture").

Combining Pelawan's Ga-Phasha Project interest on the Eastern Limb with Anooraq's extensive mineral property interests on the Northern Limb will result in the creation of a Black Economic Empowerment ("BEE") company with very substantial and well-advanced PGM assets. In addition, since Pelawan is a BEE, as defined in South African legislation, the Anooraq-Pelawan transaction will position Anooraq to be qualified as a BEE company, affording the Company additional opportunities and greater flexibility under South Africa's new mining laws.

Pursuant to this transaction being classified as a Reverse Take-Over ("RTO"), Anooraq is pleased to report that BMO Nesbitt Burns has agreed to act as Sponsor for the RTO, subject to the satisfactory completion of its due diligence and other standard provisions.

Completion of the Anooraq-Pelawan transaction, more fully described in the Joint News Release dated January 21, 2004 and the Anooraq News Release dated January 23, 2004, is subject to a number of conditions, including but not limited to regulatory approvals from authorities in South Africa and Canada, finalization of the Joint Venture and shareholder agreements with Anglo Platinum governing each party's interest in the Ga-Phasha Project, and approvals by the shareholders of both Pelawan and Anooraq. Anooraq stated in the above-mentioned press releases that it expected that the transaction would be completed by April 22, 2004.

Anooraq and Pelawan are in the process of attending to the various requirements to complete the RTO. Among other matters, Anooraq is in the process of finalizing a Management Information Circular for distribution to shareholders, and Pelawan is in the process of obtaining approval from South African Exchange Control authorities as well as finalizing its comprehensive joint venture and shareholders' agreement with Anglo Platinum. Anooraq and Pelawan have been working closely to finalize all requirements, both in South Africa and Canada, for completion of the RTO. Anooraq is confident, on the basis of progress to date, that the transaction will be successfully completed but does not expect that all matters required for the transaction to close will be completed by April 22, 2004. Anooraq will provide regular updates regarding progress in this regard.

On February 10, 2004, a notice was issued that an Annual and Extraordinary General Meeting of Anooraq shareholders would be held on April 19, 2004. Anooraq is not yet in a position to finalize its Management Information Circular describing the RTO in greater detail and has decided, therefore, to hold an Annual General Meeting on or about May 21, 2004. A Management Information Circular in this respect will be sent to shareholders on or about April 27, 2004. An Extraordinary General Meeting of Anooraq shareholders will be held in due course to consider and vote on the RTO.

For further details on Anooraq and its properties in South Africa, please visit the Company's website at www.anooraqresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

Completion of the transaction is subject to a number of conditions, including but not limited to, Exchange acceptance and disinterested Shareholder approval. The transaction cannot close until the required Shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the Management Information Circular and/or Filing Statement to be prepared in connection with the transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the securities of Anooraq should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release. The American Stock Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved of the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

BMO Nesbitt Burns, subject to completion of satisfactory due diligence, has agreed to act as sponsor to Anooraq Resources Corporation in connection with the transaction. An agreement to sponsor should not be construed as any assurance with respect to the merits of the transaction or the likelihood of completion.